AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.2*)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

91818X108 (1)

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

with a copy to:

Benjamin W. James, Esq.

Xiaoxi Lin, Esq.

Kirkland & Ellis LLP

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares of the Issuer

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Redrock Holding Investments Limited (“Redrock”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 151,032,260 Class A Ordinary Shares (1)
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 151,032,260 Class A Ordinary Shares (1)
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.2%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Consists of (i) 112,197,309 Class A Ordinary Shares of Uxin Limited (the “Issuer”) directly held by Redrock, represented by 37,399,103 American depositary shares and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock in principal amount of US$40 million, at a conversion price of $1.03 per Class A Ordinary Shares, pursuant to the Convertible Note Purchase Agreement (see Item 3).

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI, L.P. (“WP XI”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 91,338,759.34 Class A Ordinary Shares(1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 91,338,759.34 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 91,338,759.34 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 67,854,264.37 Class A Ordinary Shares beneficially owned by WP XI through its 60.5% equity interest in Redrock, and (ii) 23,484,494.97 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI through its 60.5% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-B, L.P. (“WP XI-B”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 16,910,561.84 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 16,910,561.84 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,910,561.84 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 12,561,132.89 Class A Ordinary Shares beneficially owned by WP XI-B through its 11.2% equity interest in Redrock, and (ii) 4,349,428.96 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-B through its 11.2% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Private Equity XI-C, L.P. (“WP XI-C”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 387,979.26 Class A Ordinary Shares(1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 387,979.26 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 387,979.26 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,096.76 Class A Ordinary Shares beneficially owned by WP XI-C through its 0.3% equity interest in Redrock, and (ii) 99,882.50 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-C through its 0.3% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia), L.P. (“WP XI Asia”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 33,319,800.80 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 33,319,800.80 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.80 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.1%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 24,752,274.69 Class A Ordinary Shares beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock, and (ii) 8,567,526.11 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia through its 22.1% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI Partners, L.P. (“WP XI Partners”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 5,885,622.96 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 5,885,622.96 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,885,622.96 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.6%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 4,372,251.72 Class A Ordinary Shares beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock, and (ii) 1,513,371.24 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Partners through its 3.9% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP XI Partners, L.P. (“WP XIP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 3,189,535.79 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 3,189,535.79 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,189,535.79 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.3%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 2,369,288.58 Class A Ordinary Shares beneficially owned by WP XIP through its 2.1% equity interest in Redrock, and (ii) 820,247.21 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XIP through its 2.1% equity interest in Redrock.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus LLC (“WP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 151,032,260 Class A Ordinary Shares(1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 151,032,260 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 151,032,260 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 14.2%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 112,197,309 Class A Ordinary Shares beneficially owned by WP LLC as the manager of WP XI, WP XI-B, WP XI-C, WP XI Partners, WP XIP (collectively, the “WP XI Funds”) and WP XI Asia, and (ii) 38,834,951 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP LLC as the manager of WP XI Funds and WP XI Asia.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI, L.P. (“WP XI GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 117,712,459.20 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 117,712,459.20 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,712,459.20 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.1%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,445,034.31 Class A Ordinary Shares beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP, and (ii) 30,267,429.89 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI GP as the general partner of each of WP XI, WP XI-B, WP XI Partners and WP XIP.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons WP Global LLC (“WP Global”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 117,712,459.20 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 117,712,459.20 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,712,459.20 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.1%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,445,034.31 Class A Ordinary Shares beneficially owned by WP Global as the general partner of WP XI GP, and (ii) 30,267,429.89 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP Global as the general partner of WP XI GP.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II, L.P. (“WPP II”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 117,712,459.20 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 117,712,459.20 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,712,459.20 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.1%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 87,445,034.31 Class A Ordinary Shares beneficially owned by WPP II as the managing member of WP Global, and (ii) 30,267,429.89 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP II as the managing member of WP Global.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners GP LLC (“WPP GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 117,712,459.20 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 117,712,459.20 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,712,459.20 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.1%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 87,445,034.31 Class A Ordinary Shares beneficially owned by WPP GP LLC as the general partner of WPP II, and (ii) 30,267,429.89 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP GP LLC as the general partner of WPP II.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus & Co (“WP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 117,712,459.20 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 117,712,459.20 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 117,712,459.20 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 11.1%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 87,445,034.31 Class A Ordinary Shares beneficially owned by WP as the managing member of WPP GP LLC, and (ii) 30,267,429.89 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP as the managing member of WPP GP LLC.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Cayman) XI, L.P. (“WP XI Cayman GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 387,979.26 Class A Ordinary Shares(1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 387,979.26 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 387,979.26 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 288,096.76 Class A Ordinary Shares beneficially owned by WP XI Cayman GP as the general partner of WP XI-C, and (ii) 99,882.50 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Cayman GP as the general partner of WP XI-C.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI-C, LLC (“WP XI-C LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 387,979.26 Class A Ordinary Shares(1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 387,979.26 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 387,979.26 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 288,096.76 Class A Ordinary Shares beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP, and (ii) 99,882.50 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI-C LLC as the general partner of WP XI Cayman GP.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) XI, Ltd. (“WP XI Bermuda”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 387,979.26 Class A Ordinary Shares(1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 387,979.26 Class A Ordinary Shares(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 387,979.26 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.04%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 288,096.76 Class A Ordinary Shares beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP, and (ii) 99,882.50 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Bermuda as the general partner of WP XI Cayman GP.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 33,707,780.06 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 33,707,780.06 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,707,780.06 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.2%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 25,040,371.45 Class A Ordinary Shares beneficially owned by WPP II Cayman (A) as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda, and (B) as the managing member of WP XI Asia GP LLC and (ii) 8,667,408.62 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WPP II Cayman (A) as the managing member of WP XI-C LLC and the sole shareholder of WP XI Bermuda and (B) as the managing member of WP XI Asia GP LLC.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 33,707,780.06 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 33,707,780.06 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,707,780.06 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.2%*
(14)	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 25,040,371.45 Class A Ordinary Shares beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman, and (ii) 8,667,408.62 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP Bermuda GP as the general partner of WPP II Cayman.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, L.P. (“WP XI Asia GP”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 33,319,800.80 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 33,319,800.80 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.80 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.1%*
(14)	Type of Reporting Person (See Instructions) PN

(1) Represents (i) 24,752,274.69 Class A Ordinary Shares beneficially owned by WP XI Asia GP as the general partner of WP XI Asia, and (ii) 8,567,526.11 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia GP as the general partner of WP XI Asia.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

(1)	Names of Reporting Persons Warburg Pincus XI (Asia) GP, LLC (“WP XI Asia GP LLC”)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
(8)	Shared Voting Power 33,319,800.80 Class A Ordinary Shares (1)
(9)	Sole Dispositive Power 0
(10)	Shared Dispositive Power 33,319,800.80 Class A Ordinary Shares (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 33,319,800.80 Class A Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 3.1%*
(14)	Type of Reporting Person (See Instructions) OO

(1) Represents (i) 24,752,274.69 Class A Ordinary Shares beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP, and (ii) 8,567,526.11 Class A Ordinary Shares assuming the full conversion of the convertible notes held by Redrock beneficially owned by WP XI Asia GP LLC as the general partner of WP XI Asia GP.

* Calculation is based upon the sum up of (i) 1,024,280,763 ordinary shares outstanding of the Issuer as of the date of this filing, and (ii) 38,834,951 Class A Ordinary Shares issued upon conversion of the convertible notes held by Redrock.

AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No. 91818X108

This Amendment No. 2 to Schedule 13D (this “Amendment No.2”) amends and supplements the Schedule 13D originally filed by the Reporting Persons on June 18, 2019 (the “Original Schedule 13D”) and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 10, 2020 (the “Amendment No.1”, and as amended and supplemented by this Amendment No.2, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) of Uxin Limited, a Cayman Islands exempted company (the “Issuer”).

Except as specifically amended by this Amendment No.2, items in the Original Schedule 13D and the Amendment No.1 are unchanged.

Item 3.                          Source and Amount of Funds.

Item 3 of the Original Schedule 13D is hereby supplemented by the following:

On October 4, 2020, the Issuer and the Investors entered into a Letter Agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, on or prior to the second anniversary of the date of the Letter Agreement, if the Issuer enters into any definitive agreement (the “Definitive Agreement”), or otherwise proposes to issue or sell any equity securities (subject to certain exemptions, the “Additional Shares”) for a consideration per ordinary share (on an as-converted basis) (the “New Issue Price”) that is less than the conversion price of the Convertible Notes held by any Investor in effect on the date the Issuer fixes the issue price of such Additional Shares, (i) the Issuer shall give reasonable advance notice to such Investor and (ii) such Investor shall have a right but not an obligation to elect to convert all or a part of the outstanding principal amount and accrued but unpaid interest of its Convertible Note at a conversion price equal to the New Issue Price.

The Letter Agreement further provides that, (i) if an Investor elects to convert less than all of its outstanding principal amount and accrued but unpaid interest of its Convertible Notes, the conversion price of the remainder Convertible Notes of such Investor shall be as expressly provided in the Note Purchase Agreement but not equal to the New Issue Price, (ii) provided that the Company has complied with its obligations to give advance notice pursuant to the Letter Agreement, any conversion notice delivered by any Investor after the deadline set forth in the Letter Agreement will be disregarded and without any force or effect, (iii) on or prior to the second anniversary of the date of the Letter Agreement, if the Issuer, more than once, enters into any Definitive Agreement or otherwise proposes to issue or sell any Additional Shares at a consideration per share (on an as-converted basis) less than the then applicable conversion price of the Convertible Notes, the Investors’ right to convert its Convertible Notes in accordance with the Letter Agreement will be applicable to each such entry, issuance or sale, and (iv) if the transactions contemplated by the Definitive Agreement or the issuance or sale of any Additional Shares described in the Letter Agreement fail(s) to be consummated, neither the Issuer nor any Investor shall have the obligation to effect the conversion set forth in the Letter Agreement.

Item 4.                         Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Item 3.

Item 5.                          Interest in Securities of the Issuer.

(a) Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No.2 are incorporated by reference into this Item 5.

(b) Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Amendment No.2 are incorporated by reference into this Item 5.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Items 3, 4 and 5.

Item 7.                         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented by the following:

Exhibit No.	Description

99.4	Letter Agreement, dated October 4, 2020, by and among Uxin Limted, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holdings Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2020

Redrock Holding Investments Limited

	By:	/s/ David Sreter
	Name:	David Sreter
	Title:	Director

Warburg Pincus Private Equity XI, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

Warburg Pincus Private Equity XI-B, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

Warburg Pincus Private Equity XI-C, L.P.

	By:	Warburg Pincus (Cayman) XI, L.P., its general partner
	By:	Warburg Pincus XI-C, LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Authorised Signatory

Warburg Pincus XI (Asia), L.P.

	By:	Warburg Pincus XI (Asia) GP, L.P., its general partner
	By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Authorised Signatory

Warburg Pincus XI Partners, L.P.

	By:	Warburg Pincus XI, L.P., its general partner
	By:	WP Global LLC, its general partner
	By:	Warburg Pincus Partners II, L.P., its managing member
	By:	Warburg Pincus Partners GP LLC, its general partner
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Robert B. Knauss
	Name:	Robert B. Knauss
	Title:	Partner

WP XI Partners, L.P.

By:	Warburg Pincus XI, L.P., its general partner
By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	General Counsel and Managing Director

Warburg Pincus XI, L.P.

By:	WP Global LLC, its general partner
By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

WP Global LLC

By:	Warburg Pincus Partners II, L.P., its managing member
By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners II, L.P.

By:	Warburg Pincus Partners GP LLC, its general partner
By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus Partners GP LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus & Co.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Partner

Warburg Pincus (Cayman) XI, L.P.

By:	Warburg Pincus XI-C, LLC, its general partner
By:	Warburg Pincus (Bermuda) XI, Ltd., its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI-C, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus (Bermuda) XI, Ltd.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus Partners II (Cayman), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus (Bermuda) Private Equity GP Ltd.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI (Asia) GP, L.P.

By:	Warburg Pincus XI (Asia) GP, LLC, its general partner
By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory

Warburg Pincus XI (Asia) GP, LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member
By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title:	Authorised Signatory